SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------


                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




(Mark One):

/X/  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
--   1934.

     For  the fiscal year ended December 31, 2000.

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE -- ACT OF 1934.

     For  the transition period from ___________ to ___________

                        Commission file number: 333-74875

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: MascoTech, Inc. Salaried 401(k) Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    Metaldyne Corporation
                    (formerly known as MascoTech, Inc.)
                    47603 Halyard Drive
                    Plymouth, Michigan  48170

                      MASCOTECH, INC. SALARIED 401(k) PLAN

                                TABLE OF CONTENTS

                                                                        Page No.

Report of Independent Accountants....................................................................       2

Financial Statements:

        Statements of Net Assets Available for Benefits
             at December 31, 2000 and 1999...........................................................       3

        Statement of Changes in Net Assets Available for
             Benefits for the year ended December 31, 2000...........................................       4

        Notes to Financial Statements................................................................     5-8

Supplemental Schedule:

        Schedule of Assets Held for Investment Purposes
             at December 31, 2000....................................................................    9-10

Signature............................................................................................      11

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Administrative Committee of the
MascoTech, Inc. Salaried 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the MascoTech, Inc. Salaried 401(k) Plan (the "Plan"), at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Detroit, Michigan
June 20, 2001

                      MASCOTECH, INC. SALARIED 401(k) PLAN

                       STATEMENTS OF NET ASSETS AVAILABLE
                                  FOR BENEFITS

                           December 31, 2000 and 1999




ASSETS                                                                            2000                 1999
                                                                                  ----                 ----
Investments, at fair value                                                    $117,097,824          $120,121,946
Employee contributions receivable                                                  472,810               548,331
Employer contributions receivable                                                   75,971                65,330
Participant loans receivable                                                     1,638,675             1,553,388
                                                                              ------------          ------------
NET ASSETS AVAILABLE FOR BENEFITS                                             $119,285,280          $122,288,995
                                                                              ============          =============







    The accompanying notes are an integral part of the financial statements.

                      MASCOTECH, INC. SALARIED 401(k) PLAN

                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS

                      for the year ended December 31, 2000



Additions:
Investment activity:
     Net appreciation/(depreciation) in fair value of investments                      $(19,101,067)
     Interest and dividend income                                                        10,117,811
                                                                                       -------------
         Total investment activity                                                       (8,983,256)
Employee contributions                                                                    9,498,553
Employer contributions                                                                      557,738
Other, net                                                                                    3,101
                                                                                       -------------
         Total additions                                                                  1,076,136
Deduction, benefit payments                                                               9,940,430
                                                                                       -------------
         Net increase/(decrease)                                                         (8,864,294)
Net assets available for benefits:
     Beginning of year                                                                  122,288,995
     Transfers of net assets into plan, net (Note A)                                      5,860,579
                                                                                       -------------
     End of year                                                                       $119,285,280
                                                                                       =============





    The accompanying notes are an integral part of the financial statements.

                      MASCOTECH, INC. SALARIED 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

A.       Description of Plan:

The following description of the MascoTech, Inc. Salaried 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     1. General. The Plan is a defined contribution plan covering salaried employees at certain divisions and subsidiaries of Metaldyne Corporation, formerly known as MascoTech, Inc. ("Company"). Eligible employees participate in the Plan on the first day of the calendar quarter following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     2. Contributions. Participants may contribute up to 15 percent (varying by division or subsidiary) of their pretax annual compensation, as defined in the Plan. Participants may also make rollover contributions representing distributions from other tax-qualified plans. Participants may direct employee contributions in one percent increments in any of 21 investment options. These options are professionally managed mutual funds, and vary in their respective strategies, risks and goals. Participants may change their investment options daily. The Company makes matching and/or profit sharing contributions in accordance with the provisions of the Plan. These Company contributions, if applicable, vary by division or subsidiary and are invested pursuant to the participant's investment election. Contributions are subject to certain limitations.

     3. Participant Accounts. Each active participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution (if applicable), and (b) Plan earnings. Allocations are based on participants' earnings or account balances, as defined. Plan administrative expenses are paid by the Company and not charged to participants' accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     4. Vesting. Participants are immediately vested in their contributions plus actual earnings thereon. Participants are immediately vested in the Company matching and/or profit sharing contribution plus earnings thereon.

     5. Participant Loans Receivable. Generally, participants may borrow from their pretax or rollover contribution accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms range from 1-15 years. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with the local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

     6. Payment of Benefits. After separation from service due to termination, death, disability, or retirement, generally a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum amount, or in annual installments over a period not to exceed five years. In-service and hardship withdrawals are distributed in a single lump-sum payment.

During 2000, several transfers were executed within the MascoTech, Inc. Hourly and MascoTech, Inc. Salaried 401(k) Plans in an effort to consolidate multiple accounts held by participants of the plans. In some cases, participants held accounts in more than one plan. Because of these transfers, participants affected by the account consolidation now have a single account in the plan in which they are currently active. Total transfers into the Plan amounted to $15,499 as a result of this event.

Effective January 27, 2000, MascoTech Industrial Components, Inc. - Nicholasville, Kentucky was sold, removed as a currently participating employer and added as a formerly participating employer. As a result of the sale, account balances were distributed to the participants pursuant to the terms of the Plan.

Effective July 1, 2000, the accounts of the salaried participants of the Cuyahoga Bolt & Screw Corporation 401(k) Savings and Retirement Plan and Trust merged into the Plan as part of Lake Erie Screw Corporation, Di-Rite Company. As a result of this event, net assets of $1,233,103 were transferred into the Plan.

Effective August 1, 2000, the accounts of the salaried participants of the Windfall Products, Inc. 401(k) Pension Plan merged into the Plan. As a result of this event, net assets of $4,611,977 were transferred into the Plan. Investments in the guaranteed interest account of the prior trustee are recorded in the Stable Value Fund.

Effective August 30, 2000, MascoTech Forming Technologies - Ypsilanti, Michigan was closed, removed as a currently participating employer and added as a formerly participating employer. As a result of the closure, account balances were distributed to the participants pursuant to the terms of the Plan.

On November 28, 2000, a recapitalization of MascoTech, Inc. was consummated by an investor group led by Heartland Industrial Partners, L.P. and Credit Suisse First Boston. When the transaction closed on November 28, 2000, the MascoTech, Inc. Company Stock Fund was removed as an investment option. Account balances in the MascoTech, Inc. Company Stock Fund were liquidated and reinvested based on the participant's current investment elections.

B.       Accounting Policies:

The following is a summary of significant accounting policies (in accordance with generally accepted accounting principles) followed in the preparation of these financial statements.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of additions and deductions during the reporting period. Actual results could differ from estimates.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

Investments are stated at fair value as determined by Fidelity Institutional Retirement Services Company (the "Trustee") using quoted market prices as of December 31, 2000 and 1999.

Investment transactions are reflected on a trade-date basis. Realized gains and losses on investments are based on average cost. Interest income is recognized on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

C.       Investments:

The following investments represent 5% or more of the Plan's net assets at December 31, 2000 and 1999:

                                                                                  2000                  1999
                                                                                  ----                  ----
Fidelity Fund, 595,928 and 597,780 shares, respectively                      $    19,522,615      $    25,471,390
Fidelity Magellan Fund, 363,564 and 365,382 shares,
     respectively                                                            $    43,373,140      $    49,922,136
Fidelity Retirement Government Money Market Portfolio, 9,652,769
     and 11,290,864 shares, respectively                                     $     9,652,769      $    11,290,864
INVESCO Dynamics Fund, 260,608 and 96,530 shares,
     respectively                                                            $     6,194,646      $     2,496,259
Fidelity Retirement Growth Fund, 480,795 and 233,632 shares,                 $    10,582,288      $     6,039,392
     respectively


                      MASCOTECH, INC. SALARIED 401(k) PLAN

                    NOTES TO FINANCIAL STATEMENTS (Concluded)

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $(19,101,067) as follows:

Mutual Funds                                       $(19,340,709)
MascoTech, Inc. Company Stock Fund                      239,642
                                                   -------------
                                                   $(19,101,067)
                                                   =============

D.       Income Tax Status:

The Internal Revenue Service has determined and informed the Company by letter dated April 19, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has since been amended; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

E.       Benefits Payable:

Benefits payable to participants who became eligible to take a distribution from the Plan but have not yet been paid totaled $27,542,170 and $27,695,715 at December 31, 2000 and 1999, respectively.

F.       Plan Termination:

Although the Company has not expressed any intent to do so, the Company has the right at any time to discontinue its contributions and terminate the Plan subject to the provisions of ERISA. At any such date of termination, the Administrative Committee of the MascoTech, Inc. Salaried 401(k) Plan shall direct the Plan trustee to distribute to the participants all assets of the Plan, net of any termination expenses which will be prorated among the accounts.

G.       Other:

Differences between the data shown on pages 3 and 4 of this report and the 2000 Form 5500 filed with the Department of Labor are principally attributable to adjustments made by the Plan administrator to conform the financial statements to the accrual basis of accounting.

H.       Subsequent Events:

Effective January 27, 2001, the Fidelity Retirement Growth Fund name was changed to the Fidelity Independence Fund.

Effective March 26, 2001, the Warburg Pincus Emerging Growth Fund and the Warburg Pincus International Equity Fund names were changed to the Credit Suisse Warburg Pincus Emerging Growth Fund and Credit Suisse Warburg Pincus International Equity Fund, respectively.

                   MASCOTECH, INC. SALARIED 401(k) PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 2000

                                                                      (c)
                          (b)                              Description of Investment
                  Identity of Issuer,                  Including Maturity Date, Rate of                   (e)
                      Borrower or                    Interest, Collateral, Par or Maturity              Current
   (a)               Similar Party                  Value and Outstanding Number of Shares               Value
---------       -------------------------     -------------------------------------------------       -------------

*                    Founders Asset            Dreyfus Founders Growth Fund
                    Management, Inc.           228,799 shares                                         $  3,209,765

*                    INVESCO Funds             INVESCO Dynamics Fund
                      Group, Inc.              260,608 shares                                            6,194,646

                                               INVESCO Select Income Fund
                                               98,247 shares                                               582,604

*                  Franklin Templeton          Templeton Developing Markets Trust
                     Group of Funds            28,592 shares                                               302,790

*                     E.M. Warburg             Warburg Pincus Emerging Growth Fund
                      Pincus, Inc.             48,243 shares                                             1,731,917

                                               Warburg Pincus International Equity Fund
                                               19,696 shares                                               297,017

*                       Fidelity               Fidelity Fund
                     Institutional             595,928 shares                                           19,522,615
                  Retirement Services
                        Company                Fidelity Magellan Fund
                                               363,564 shares                                           43,373,140

                                               Fidelity Intermediate Bond Fund
                                               572,149 shares                                            5,744,374

                                               Fidelity Retirement Growth Fund
                                               480,795 shares                                           10,582,288

                             Fidelity Overseas Fund
                                               88,799 shares                                             3,052,039


                   MASCOTECH, INC. SALARIED 401(k) PLAN

           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (Concluded)

                                December 31, 2000


                                                                      (c)
                          (b)                              Description of Investment
                  Identity of Issuer,                  Including Maturity Date, Rate of                   (e)
                      Borrower or                    Interest, Collateral, Par or Maturity              Current
   (a)               Similar Party                  Value and Outstanding Number of Shares               Value
---------       -------------------------     -------------------------------------------------       -------------

                     Fidelity                  Fidelity Low-Priced Stock Fund
                     Institutional             80,432 shares                                             1,859,583
                  Retirement Services
                   Company, concluded          Fidelity Equity Income II Fund
                     Institutional             150,368 shares                                            3,587,789

                                               Fidelity Retirement Government
                                               Money Market Portfolio
                                               9,652,769 shares                                          9,652,769

                                               Spartan(R)U.S. Equity Index Fund
                                               113,990 shares                                            5,335,853

                                               Fidelity Freedom Income Fund(R)
                                               1,197 shares                                                 13,373

                                               Fidelity Freedom 2000 Fund(R)
                                               16,229 shares                                               191,670

                                               Fidelity Freedom 2010 Fund(R)
                                               43,162 shares                                               597,366

                                               Fidelity Freedom 2020 Fund(R)
                                               22,441 shares                                               326,737

                                               Fidelity Freedom 2030 Fund(R)
                                               21,339 shares                                               320,083

                                               Stable Value Fund
                                               619,406 shares                                              619,406

                                               Participant Loans
                                               Rates of Interest, 7.5% - 9.5%                            1,638,675
                                                                                                      -------------
                                                                                                      $118,736,499


                                                                                                      =============


* These investments are with a party-in-interest.

                      MASCOTECH, INC. SALARIED 401(k) PLAN

                                    SIGNATURE

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             MascoTech, Inc. Salaried 401(k) Plan

                             By: Metaldyne Corporation, Plan Administrator of the MascoTech, Inc. Salaried 401(k) Plan


Date:  June 27, 2001         By:    /s/ James F. Tompkins
       -------------                -----------------------------------------
                                      James F. Tompkins
                                      Vice President and Treasurer and Chief
                                      Accounting Officer and Authorized
                                      Signatory

                      MASCOTECH, INC. SALARIED 401(k) PLAN

                                  EXHIBIT INDEX


Exhibit
Number        Description
-------       -----------
23            Consent of PricewaterhouseCoopers LLP relating to the Plan financial statements

                                                                      Exhibit 23


                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74875) of Metaldyne Corporation (formerly MascoTech, Inc.) of our report dated June 20, 2001 relating to the financial statements of the MascoTech, Inc. Salaried 401(k) Plan, which appears in this Form 11-K.


PricewaterhouseCoopers LLP


Detroit, Michigan
June 27, 2001